EXHIBIT 18.1

May 7, 2026

The Board of Directors of Myers Industries, Inc and Subsidiaries

1293 South Main St.

Akron, OH 44301

Ladies and Gentlemen:

Note 1 of Notes to the Unaudited Condensed Consolidated Financial Statements of Myers Industries Inc. and Subsidiaries included in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2026 describes a change in the method of accounting for shipping and handling costs from being included within Selling, general and administrative expenses for internal costs and Freight out for external costs to being included within Cost of sales. There are no authoritative criteria for determining a ‘preferable’ classification method of these costs based on the particular circumstances; however, we conclude that such change in the method of accounting is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances. We have not conducted an audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) of any financial statements of the Company as of any date or for any period subsequent to December 31, 2025, and therefore we do not express any opinion on any financial statements of Myers Industries, Inc. and Subsidiaries subsequent to that date.

Very truly yours,

/s/ Ernst & Young LLP

Akron, Ohio